Exhibit 99.1

Postmedia Network Announces Election of Directors

January 9, 2015 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is pleased to report that at its annual meeting of shareholders, held in Toronto on January 8, 2015, each of the directors listed as nominees in the management proxy circular dated November 26, 2014 were elected as directors of the Company. Directors have been appointed to serve until the close of the next annual meeting of shareholders.

Election of Directors – Elected

Nominee	Outcome	Votes For*	Votes Withheld*
Rod Phillips	Approved	99.94%	0.06%
Paul Godfrey	Approved	99.94%	0.06%
Charlotte Burke	Approved	99.94%	0.06%
Hugh Dow	Approved	99.94%	0.06%
Martin Nisenholtz	Approved	99.94%	0.06%
Jane Peverett	Approved	99.94%	0.06%
Graham Savage	Approved	99.94%	0.06%
Steven Shapiro	Approved	99.93%	0.07%
Peter Sharpe	Approved	99.94%	0.06%
Robert Steacy	Approved	99.94%	0.06%

*As a vote for each motion was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

For more information:

Media Contact

Phyllise Gelfand

Vice President, Communications

(416) 442-2936

pgelfand@postmedia.com